Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Intensity Therapeutics, Inc. on Amendment No. 3 to Form S-1 to be filed on or about December 8, 2021 of our report dated September 20, 2021, on our audits of the financial statements as of December 31, 2020 and 2019 and for each of the years then ended. Our report includes explanatory paragraphs about (i) the existence of substantial doubt concerning the Company's ability to continue as a going concern and (ii) change in the method of accounting for leases due to the adoption of Accounting Standards Topic 842 Leases. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

EISNERAMPER LLP

New York, New York

December 8, 2021